EXHIBIT 8.1

SUBSIDIARIES OF GROWN ROGUE INTERNATIONAL INC. AT OCTOBER 31, 2023

Company	Ownership
Grown Rogue Unlimited, LLC	100% by GRIN
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC
GRIP, LLC	100% by Grown Rogue Unlimited, LLC
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC
Canopy Management, LLC	87% by Grown Rogue Unlimited, LLC(1)
Golden Harvests LLC	60% by Canopy Management, LLC

(1)	The Company, through its subsidiary, entered into an option to acquire an 87% controlling interest in Canopy, which held an option to acquire a 60% controlling interest in Golden Harvests (Note 7) which was exercised on May 1, 2021. In January of 2023, GR Unlimited exercised its option to acquire 87% of the membership units of Canopy from the CEO. Prior to this, ninety-six percent (96%) of Canopy was owned by officers and directors of the Company, and four percent (4%) was owned by a third party. Ownership by officers and directors, excluding the CEO, was pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan (Note 23.2), which total 3.5%. The CEO owned 92.5% of Canopy, which was analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which was and is equal to the Company’s 87% ownership of GR Michigan. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO. The Company includes Canopy in the consolidated financial results and has allocated its net income (loss) and comprehensive income (loss) attributable to non-controlling interest.